Exhibit 99.1

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THE POWER OF HAVING A STRONG PORTFOLIO This presentation contains forward - looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995 , including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions . The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID - 19 pandemic . If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make . You should not rely upon forward - looking statements as predictions of future events . Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance . Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward - looking statements . You can generally identify forward - looking statements by the use of forward - looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology . All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition ; our ability to attract, upsell and retain customers ; our ability to increase the price of our solutions ; our ability to expand our sales and marketing capabilities ; general market, political, economic, and business conditions in Brazil or abroad ; and our financial targets which include revenue, share count and other IFRS measures, as well as non - IFRS financial measures . Forward - looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward - looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law . In addition, management may reference non - IFRS financial measures in today’s event . The non - IFRS financial measures are not intended to be considered in isolation or as a substitute for results prepared in accordance with IFRS . Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20 - F and 6 - K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/ DISCLAIMER

AGENDA 1 2 3 4 5 What makes Arco unique The power of having a strong platform Translating our scale into earnings power and cash flow Arco’s future: our path to increase impact Q&A

INTRODUCING OUR SPEAKERS Ari de Sá Cavalcante Neto CEO / Founder João Cunha CPO and SAS CEO CHRO Renata Machado Daniel Moreira P ositivo CEO Bernardo Dorigo Arco Plus CEO CFO Roberto Otero

THE POWER OF HAVING A STRONG PORTFOLIO WHAT MAKES ARCO UNIQUE

OUR ESSENCE IS WHAT MAKES US WIN THE GAME PURPOSE PEOPLE and CULTURE LONG TERM VISION QUALITY and REPUTATION

AND WHAT HAS CHANGED?

OUR PORTFOLIO IPO 2018 NOW 2 1 1 1 CORE SOLUTIONS SUPPLEMENTAL SOLUTION TECHNOLOGY TOOLS VENTURE 1 7 CORE SOLUTIONS 9 SUPPLEMENTAL SOLUTIONS 4 TECHNOLOGY TOOLS 3 VENTURES 1 2 NEW BUSINESS 1) Non - controlling investments. 2) Under commercial agreement for distribution. 2 2

IPO 2018 NOW ~400.000 1,462 488 1,198 STUDENTS 5x SCHOOLS 5x CITIES 3x PERSONNEL 2x ~2.0 00 .0 00 ¹ 7 , 415 ¹ 1, 599¹ 2, 823 ² 1) Considering Arco total figures as of 11/30/2021 (COC/Dom Bosco data included) . 2) As of 10/31/2021 not considering COC/Do m B osco personnel

AND WHAT IS NEXT?

CORE SUPPLEMENTAL LEARNING TOOLS SCHOOL SERVICES SCHOOLS GROWTH OPPORTUNITIES Learning Systems Bilingual Socioemotional STEAM Test prep. Assessments LMS PAGs ERP

THE POWER OF HAVING A STRONG PORTFOLIO THE POWER OF HAVING A STRONG PLATFORM

CORE PORTFOLIO CORE SEGMENT

WE ARE PROUD TO LEAD THROUGH EDUCATION 16 % market share on Core solutions 1.4 mm students impacted 1,537 municipalities 8.8 mm private schools’ students 84 is the NPS for our core solutions, a 18% growth over the past three years 15,750 students approved via SISU Data from INEP (National Institute of Educational Studies and Research and Arco's internal data.

We will keep disrupting traditional models 44% of Brazilian students (K - 12 private) still use traditional textbooks Further penetrating in a fragmented market Despite recent M&As in the sector, no core solution has more than 5% of market share Amplifying our presence in all regions In the Southeast region (50% of private K - 12 in Brazil), Arco‘s market share is 14% Reaching every corner of Brazil Arco still not present in 37% of Brazilian cities (within K - 12 private base) ARCO IS THE BEST POSITIONED PLAYER TO PURSUE SUBSTANTIAL GROWTH AHEAD 8.8 mm private schools’ students Data from INEP (National Institute of Educational Studies and Research and Arco's internal data.

Variety of methodologies Regional presence Strong reputation & brand awareness Wide range of pricing points ADDRESSING THE NEEDS OF ALL SCHOOLS

4% 4% 3% 6% 5% 8% 12% 13% 6% 8% 3% 3% 4% 3% 3% WE OFFER A DIVERSE & UNIQUE PORTFOLIO TO TARGET DIFFERENT PROFILES Cities demographics¹ Small cities Middle cities Big cities States capitals Arco’s market - share in different city demographics² Brazil private enrollments 38% 40% 10% 12% 100% 1) According to IBGE (Brazilian Institute of Geography and Statistics). 2) Arco's internal data.

4 Arco solutions within the top 10 brands considered as first option by principals¹ 3 out of the 6 top - of - mind brands for parents are from Arco² Top of mind brand for parents ² First option for Brazilian principals ¹ STRONG REPUTATION & BRAND AWARENESS 1) According to Educa Insight research 2021. 2) According to Expertise Research 2021.

R$ 60 mm To be achieved by 2023 Retention rates¹ NPS¹ New contracts value¹ (base 100) MEETING THE COMMITMENT TO SYNERGIES MADE IN THE ACQUISITION 1) Data considering Positivo , and Conquista (Entrance brand acquired within Positivo portfolio). 2021 FY (expected) 92.3% 306 84 2019 FY Acquisition Year 88.4% 100 66 Corporate Reorganization Sales strategy Strategic Sourcing Efficiency & Operations R$ 19 mm R$ 11 mm R$ 6 mm R$ 5 mm R$ 43 mm To be achieved by 2022 By FY 2022 100% 50% 75% 75% By FY 2023 POSITIVO: FROM A PUBLISHING HOUSE TO EDUCATIONAL PLATFORM

KEY LEARNINGS FROM POSITIVO’S CASE EFFICIENCY Different brands under an integrated structure driving significant scale gains GROWTH Investments in front - line performance is game - changer REPUTATION Leveraging on Arco’s quality reputation is key to build partnerships, increase retention and enable cross - sell PEOPLE & CULTURE Building a trusted and senior team is essential to strengthen our culture

UNLOCK FULL POTENTIAL THROUGH GROWTH, INTEGRATION BENEFITS AND CROSS - SELL OPPORTUNITIES Less complex integration than Positivo’s Brand power and geographic complementarity Arco’s proved playbook expected to generate successful outcomes WHAT WE AIM TO ACCOMPLISH AT COC & DOM BOSCO

GROWTH Increase sales force power PEOPLE Continue to export senior talents to promote cultural transformation RETENTION Optimize pedagogical support, increase retention rate and customer satisfaction PRODUCT and TECHNOLOGY Ramping - up COC & Dom Bosco platform with ArcoTech features History History 3x Hunter’s team size 2x Farmers team size CEO/President >2 years of Arco Retention Director >2 years of Arco Product & Content Director >6 years of Arco Executive Marketing Manager >2 years of Arco WHAT WE AIM TO ACCOMPLISH AT COC & DOM BOSCO

Arco efficiency - 89% Cost under Arco’s efficiency Cost under previous management Arco’s management 100% 60% Cost under Arco’s efficiency Cost under previous management Arco’s management 11% 100% 89% GAINS ON EFFICIENCY WHILE ENHANCING VALUE PROPOSITION PRINTING COSTS TECHNOLOGY APPLICATIONS 40% reduction in graphic and logistical costs in the first year with increased delivery quality to Arco standards and future opportunities 40% 89 % reduction in Educational Technology applications with a drastic increase in quality, usability and stability Internal data.

CORE PORTFOLIO PRODUCT EVOLUTION AS PART OF OUR CLIENT - CENTRIC CULTURE

ALL RESUMES TO A PLAYBOOK OF HIGH QUALITY AND CONSTANT EVOLUTION Constant Content Evolution Solid Investments in technology 77% of hours worked from our Contents teams¹ dedicated to create new content 73% of hours worked from our Tech teams² dedicated to create new features/platforms 1) Data from FY 2020, considering SAS, SAE, International School, Positivo , Nave and Pleno . 2) Data from FY 2020, considering SAS, SAE, Positivo .

PRODUCT FOCUS IMPACTING ALL STAKEHOLDERS Extra time to teachers Better results to students Schools more prepared and effective + 18% ˜ 45 hours ENEM score improvement from 2013 to 2019 # 1 saved per month per teacher improvement on exams scores to engaged students MARKET Internal data.

DIGITALIZATION TECHNOLOGY LEADING THE FUTURE OF EDUCATIONAL SOLUTIONS DATA ENGAGEMENT PERFORMANCE

Keep building the roadmap for the future Enhance learning curve 1 engagement • feedback • satisfaction Extreme focus on the user 2 Deep individual customization data intelligence 3 Product Led Growth 4 Scale Innovation 5 Schools and partners as developers 6 Potentialize peers connections 7 Enhance learning curve Extreme focus on user experience Deep individual customization data intelligence Product - led growth Scale innovation Schools and partners as developers Potentialize peers connections

SUPPLEMENTAL SEGMENT Daniel Moreira Positivo CEO

1. TRADITIONAL CURRICULUM IS NOT ENOUGH ANYMORE 2. SCHOOLS ARE THE RIGHT PLACE TO LEARN 3. ARCO IS UNIQUELY POSITIONED TO SERVE THIS DEMAND

THE MARKET ASKS FOR MORE 90% of companies in Brazil consider English a prerequisite 6 out of 10 of the top skills for the future involve Social and Emotional competences

INSTITUTIONS DEMAND NEW SKILLS The national curriculum and leading global institutions in Education highlight SEL as an integral component of children’s education

PARENTS ARE WILLING TO ADOPT 75% of parents would pay more or switch their kids to schools that provide bilingual programs 81% of parents feel socioemotional learning is not emphasized as much as should be (especially after the pandemic)

THE MARKET ASKS FOR MORE PARENTS ARE WILLING TO ADOPT INSTITUTIONS DEMAND NEW SKILLS

SCHOOLS ARE THE RIGHT PLACE TO LEARN MORE CONVENIENT 53% of parents consider migrating their kids to a bilingual course inside the schools due to convenience¹ MORE AFFORDABLE in 89% of cases, monthly fees charged by English courses outside of schools are higher¹ than our most premium solution MORE EFFECTIVE All countries that have reached high rates of bilingual proficiency, did so through in - school English learning Brazilian out - of - school model so far: only 5% of English speakers 2 with 1% of fluent speakers 1) According to Educa Insight Research 2021. 2) British Council – Demandas de Aprendizagem de Inglês no Brasil (2014)

SOCIAL EMOTIONAL SKILLS R$1.5B ENGLISH AS SECOND LANGUAGE STEAM & OTHERS² SUPPLEMENTAL TAM¹ R$15.4B TUTORING & TEST PREP R$3.3B R$4.9 R $5.7 B 1) According to Educa Insight Research 2021 2) STEAM & Others includes Maker, Arts, Coding & Robotics, Financial Education.

SOCIAL EMOTIONAL SKILLS ENGLISH AS SECOND LANGUAGE STEAM & OTHERS¹ TUTORING/TEST PREP ARCO HAS A BROAD AND HIGH - QUALITY PORTFOLIO Leading brands addressing different trends and verticals , with different pricing points 1) STEAM & Others includes Maker, Arts, Coding & Robotics, Financial Education.

WE STEPPED UP OUR GAME Centralized structure to further accelerate supplemental solutions and develop their full potential

ACCESS IS KEY Large & increasing potential customer base Enhanced deal flow + 10x higher conversion = 3x lower CAC Generating early and Promising results: from 11% to 15% of core schools using at least one supplemental solution¹ 2.5x more schools adopting 2+ Arco solutions in the past year 1) Internal data as of November 30, 2021.

1. TRADITIONAL CURRICULUM IS NOT ENOUGH ANYMORE 2. SCHOOLS ARE THE RIGHT PLACE TO LEARN 3. ARCO IS UNIQUELY POSITIONED TO SERVE THIS DEMAND

AND HOW WE PURSUE GROWTH AS A PLATFORM?

42 Growth drivers for current portfolio Cross - sell penetration potential: 85% of the core base still does not consume a single Arcoplus solution New schools' intake Core: currently, 53% of new student’s intake coming from Learning Systems and 47% from textbooks¹ Supplemental: all of our verticals have reached record levels of student intake in 2021, despite the pandemic Price Increase Constant update and improvement of our solutions allow us to place above - inflation price increases; Learning system expenses within parents’ total share of wallet are low 1) Internal data as of November 30, 2021. Upselling & Cross - selling 36% potential increase¹ in enrolled students: 58% potential for premium solutions;

THE POWER OF HAVING A STRONG PORTFOLIO TRANSLATING OUR SCALE INTO EARNINGS POWER AND CASH FLOW

406 499 1,362 2009 2006 2007 2010 2008 2011 2017 2013 2012 2014 2018 2015 2016 2019 2020 Nov. 2021 2,000  Evolution of # of students 1  ‘000 M&A Track Record Core solutions English as Second Language (ESL) Supplemental (ex - ESL) Technology 2 Lifelong learning OUR FOCUS OVER THE LAST YEARS WAS TO BUILD OUR PORTFOLIO 1) Based on number of enrolled students as of March 31 of each year, except 2021 (2021 data as of November 30). 2) 2020 Schoo l Y ear, excluding 2020 acquisitions.

ARCO BECAME A COMPANY OF COMPANIES, NOT A COMPANY OF BRANDS...

HR Operations Backoffice HR Operations Backoffice HR Operations Backoffice HR Operations Backoffice HR Operations Backoffice HR Operations Backoffice

content efforts PREVENTING US FROM CAPTURE THE BENEFITS OF SCALE backoffice people & culture tech backbone content efforts backoffice people & culture tech backbone content efforts backoffice people & culture tech backbone content efforts backoffice people & culture tech backbone content efforts backoffice people & culture tech backbone content efforts backoffice people & culture tech backbone

OUR KEY PRIORITIES FOR THE 2022 - 2024 FINANCIAL CYCLE Improved Cash Flow and Deleveraging Sustainable Margin Expansion of Existing Portfolio A NEW WAY TO OPERATE THE BUSINESS PLACING CASH - FLOW AS A KEY SUCCESS METRIC FOR ARCO Commitment to higher disclosure and focus on earnings quality Higher cooperation among business units Continue to implement a return - oriented culture at Arco Unlock gains from sales & operation planning and supply - chain management Corporate reorganization to drive higher agility Continuous efforts to reduce effective tax rate Reduction on Capex Working capital returning to pre - pandemic levels Operating margin expansion following the operating leverage gains

Supply Chain REDESIGNING OUR STRUCTURE TO PURSUE GROWTH AND EFFICIENCY Backoffice Tech Backbone HUB PSD/SAE/DB HUB SAS COC Supply Chain Backoffice Tech Backbone 1.Sustainable Margin Expansion of Existing Portfolio 2.Improved Cash Flow and Deleveraging

1.Sustainable Margin Expansion of Existing Portfolio
2.Improved Cash Flow and Deleveraging

PHASE 1 IMPLEMENTATION IMPACTS
2022 EBITDA GENERATION

Tech Backbone

- Creation of ArcoTech consolidates efforts and investments
- Arcotech drives standardization of backbone, higher agility and better terms with suppliers
- Shared infrastructure with more stability, responsiveness, data protection and lower redundancy

R$ 20 million

Supply Chain

- Full integration of supply chain areas accross business units
- Successful bidding process with printing and logistics companies for 2022
- Significant upside to capture from S&OP from 2022 onwards

R$ 20 million

Backoffice & Corporate Reorganization

- Corporate reorganization benefiting from an optimized team setup
- Leveraging on the scale built overtime and creating internal career opportunities for our talent
- Better management of our network of third-party suppliers

R$ 40 million

R$ 80 million of incremental EBITDA for 2022

arcoday

Internal data.

1.Sustainable Margin Expansion of Existing Portfolio | 2.Improved Cash Flow and Deleveraging

BUT THE ROADMAP IS LONG AS WE **REDUCE COMPLEXITY AND GENERATE SAVINGS**

Tech Backbone

Shared systems: single sign-on easing a unified experience, cross-selling and centralization of usar data in a single datalake

Core solutions: reduce redundancy, expand functionalities and enhance usability of our core solutions

Infrastructure: boost investments to ensure system stability, security and reliability

Main Goals
# of assessment tools: from 6 to 1
# of LMS in function: from 7 to 2
# of portal sign-ons: from 4 to 1

Supply Chain


Printing cost
Transp. Cost
Logistics Network
Control Tower / TMS
Printing Planning
Advanced inventory
Reverse Logistic
Ideal Storage/ ERP
Ideal Transp.
Demand / S&OP
Calendar
Phase 1 (2H21)
Phase 2 (1H22)
Phase 3 (2H22)

Main Goals
# of printing suppliers: from 8 to 6
# of distribution centers: from 14 to 3
# of logistics suppliers: from 9 to 6

arcoday

Internal data.

SCALE GAIN IS A KEY DRIVER OF PROFITABILITY & CASH GENERATION Scale Profitability 1.Sustainable Margin Expansion of Existing Portfolio 2.Improved Cash Flow and Deleveraging

CASE STUDY 2018¹ 2021¹ Number of Students EBITDA per Student EBITDA Margin +40% 5x +20 p.p . Early Stage , very high - growth business units² consume 180bps of EBITDA margin in 2022 1.Sustainable Margin Expansion of Existing Portfolio 2.Improved Cash Flow and Deleveraging 1) Internal data regarding the 2018 and 2021 cycle. 2) Early - stage business units include only MeSalva , Eduqo and Edupass

Our cash flow generation was compromised by: COVID - related working capital deterioration 2018 2019 2020 2021 86% 61% 4% 5% 13% 9% 35% 14% Net cash flows from operating activities/Adj. EBITDA % CAPEX/Net Revenues Capex growth & UNDERSTANDING OUR RECENT CASH FLOW DYNAMICS 1.Sustainable Margin Expansion of Existing Portfolio 2.Improved Cash Flow and Deleveraging 18% 33% 38% 39% 20% 17% 12% 4% 6% 4% 6% Technology Platform Content Development Systems & Licences PP&E & Rentals Royalties Others Where we invested in 2021 Where we plan to invest in 2022 Copyrights Internal data

Higher Adj. EBITDA Margin to 36.5% - 38.5% in 2022, from 35.5% - 36.0% in 2021 Lower cash effective tax rate to <15% in 2022 Days of Receivables in normalization trend Lower Capex as a % of Revenues vs 2021 WE EXPECT CASH FLOW TO ACCELERATE, DRIVING DELEVERAGING 1.Sustainable Margin Expansion of Existing Portfolio 2.Improved Cash Flow and Deleveraging

Continue to grow organically 1. Pursue accretive and complementary M&A 2 . Cultivate and plant seeds in new markets 3. … TO ALLOW US TO IMPULSIONATE GROWTH AS WE ARE NOW BETTER STRUCTURED TO CAPTURE OPPORTUNITIES TO BECOME ONE STOP SHOP FOR THE EDUCATION SECTOR

PLANTING SEEDS FOR THE LONG TERM Daniel Moreira Positivo CEO

NEW VENTURES MAKING WAY FOR FUTURE GROWTH POSSIBILITIES AND INCREASED IMPACT New markets Education as a benefit B2B Services to Schools B2C

ENTERING THE TEST PREP & TUTORING MARKET TO SUPPORT OUR STUDENTS’ PERFORMANCE ON ADMISSIONS EXAMS 1,015mm Students impacted through the platform And launching premium courses R$2,600 Average annual ticket of Medicine test - prep courses Leveraging throughout Arco’s school base 48mm Exercises solved in the platform 200 schools using the B2B test - prep pilot 11,787 students There’s still high opportunities on conversion 1/3 Of National Exam’s candidates using MeSalva Internal data as of November 30, 2021.

B2B SOLUTIONS SCHOOLS ARE BEING INCORPORATED INTO A **NEW BUSINESS UNIT** BY JANUARY 2022

ARCO ALREADY HAS A **RELEVANT CUSTOMER BASE** IN ITS **ADM/FIN SERVICES**[1]

- ERP (WPensar): R$1.0 B in transactions
- E-commerce: R$0.3 B in direct sales to families and students
- EEM communication app: R$0.1 B in tuition processing

R$1,4 B in GMV with Arco's ecosystem, in a potential Market of ~R$70 B[2]

Solutions will be consolidated into a new BU, gaining scale and focus


E-commerce
Management tools
Payments
arco
ERP
B2B/B2C Financing
Student acquisition
FINANCIAL MANAGEMENT
ADM / OPS MANAGEMENT

1) Approximate annual figures; 2) Estimate, considering R$700 of average monthly tuition for 8 million students in private education

INTRODUCING THE LIFE - LONG LEARNING MARKET 30 million registered employees in Brazil¹ 24,5 million number of employees that will have their positions automated till 2030¹ 12 hours a verage time spent by HR to stablish partnerships with educational institutions² B2B sold to companies through its Human Resources , which distributes to their employees as an educational benefit; ~R$180 average ticket per employee/year, subscription based; ~15% graduation courses take rate; 1) Data from INEP (National Institute of Educational Studies and Research 2) According to Edupass research.

LEVERAGING ON ARCO’S CAPABILITES AND NETWORK I) Ability to create high quality content and methodology; II) Technology backbone to deliver great learnings experience: Eduqo as a corporate LMS III) Proprietary approach to B2B distribution and customer care ; IV) Brand endorsement to attract B2B clients and recruit Brazil’s top talent V) Offering vacant school seats of our core partner schools positively contribution to the legacy core business

THE POWER OF HAVING A STRONG PORTFOLIO ARCO’S FUTURE: OUR PATH TO INCREASE IMPACT

OUR ESG STRATEGY

ESG 2025 PLAN: THE RIGHT WAY TO DO WHAT WE DO

Our schools have proven evolution in learning 80% of our schools improve in learning after 2 years 25% of top 10 schools in all states are our partners 100% of our students learn XXI century skills We deeply impact the future of millions of students 4mm impacted through our business in 2025 1mm impacted through social projetcts since 2022 We build strong and long - lasting relationships with our clients 95% of retention rates 75 teachers' NPS (excelence zone) We believe our value lies in our people and they believe in Arco 75 Employee’ eNPS (excelence zone) 9% Employees turnover We recognize and promote diversity in our company 50% of Woman Directors & managers 40 % of ethnical diversity <5% of discrimination reported We constantly reduce our impact on environment Carbon neutral (on scope 1and 2) 100% of paper FSC certified and recycled or covered by a take - back programme THE RIGHT WAY  TO DO WHAT WE DO  OUR 2025 COMMITMENTS

Daniel Moreira Positivo CEO OUR TEAM AND COMPENSATION PHILOSOPHY

Skilled - diverse and purpose - driven senior directors’ team 42% Experienced in top talent companies (Big 3 consultancy firms, Heinz, Natura, Ambev , Raizen , Itaú) 28% with vast experience in Education 28% Internal talents, with high cultural alignment 32% of women ~50 Directors Arco's internal data as of November 30.

… having a relevant portion of executive compensation variable … executive compensation aligned with each executive market opportunity cost … a meritocracy - based compensation model … short - term compensation connected to business core short - term objectives WE BELIEVE IN….

COMPENSATION PHILOSOPHY ALIGNED WITH COMPANY’S GOALS AND LONG - TERM STRATEGY Arco’s corporate goals 50% of executive bonuses linked to: Profitability achievement 04 Team turnover 05 Revenue growth 03 Client retention 02 Client NPS 01 C - Level Remuneration Salary 32% of total remuneration (vs. 41% in peer group) Variable (Bonus and Equity): 68% of total remuneration (vs. 59 % in peer group) Internal data.

CURRENT FIGURES FOR OUR LONG - TERM INCENTIVE PLAN 60 professionals participating in our long - term programs ~1.5% of capital dilution TYPE: Performance shares ELEGIBILITY: C - Level, Directos and key senior managers FREQUENCY: Annual concessions VESTING PERIOD: 4 years, 25% per year PERFORMANCE MULTIPLE: from 80% to 120% depending on company results in the previous fiscal year Long term Restricted stock units plan (RSU) based

72 TAKEAWAYS We’re proud to lead through Education with our core solutions and excited to capture substantial growth ahead ; Still scratching the surface on supplemental and its increasing demand; Our plan is to continuously plant and cultivate seeds on new verticals; Our efforts are all set to capture the benefits of scale and being a one - stop - shop platform for schools.

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